March 31, 2008



Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20249

Re:      Alanco Technologies, Inc.
         Registration Statement on Form S-3
         Filed on March 3, 2008
         File No. 333-149584

         Form 10-KSB for the fiscal year ended June 30, 2007 Filed October 1,
         2007
         File No. 000-09347

Dear Mr. Shuman:

Alanco received your comment letter, dated March 25, 2008, pertaining to a review by the SEC of our Form S-3 filed on March 3, 2008. In addition to the Form S-3, the comments referenced our Form 10-KSB indicated above. We have filed a marked copy of our amended Form S-3 as requested.

Presented below are the SEC comments specified in the March 25, 2008 letter and, in bold italics, the Company's response or proposal to resolve the deficiencies noted:

Form S-3

Issuance of Securities to Selling Shareholders

1. You describe in this section several transactions pursuant to which shares to be resold were issued or debt securities or warrants relating to shares to be resold were issued. However, the disclosure in this section appears to account for issuance transactions relating to only 3,859,636 of the 5,570,238 shares being registered for resale. Please expand the filing to describe in materially complete terms all of the transactions whereby the shares to be resold, or the securities exercisable or convertible into shares to be resold, were issued. Please revise to disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares or other securities received by them.

   In our Form S-3 filed on March 3, 2008, the section "Issuance of Securities to Selling Shareholders" accounts for the total of 5,570,238 shares of Class A Common Stock being registered as follows:

   First Transaction  - warrants to purchase 24,500 shares of Class A Common
                        Stock
   Second Transaction - 1) warrants to purchase 1,425,500 shares of Class A
                           Common Stock
                        2) 1,710,602 shares of Class A Common Stock, the total
                           into which the 1,425,500 issued shares of Series A Convertible Preferred Stock are convertible in to at the rate of 1.2 shares of Class A Common Stock for each share of Preferred Stock
   Third Transaction  - 800,000 shares of Class A Common Stock

   Fourth Transaction - 1,209,636 shares of Class A Common Stock

   Fifth Transaction  - 400,000 shares of Class A Common Stock

   We have revised the verbiage describing the second transaction to allow for easier understanding by prospective investors of the number of shares being registered.

   Per your request, we have also revised the Form S-3 section "Issuance of Securities to Selling Shareholders" to disclose additional information regarding the transactions, where necessary, to comply with your comments.

2. In addition, we note that your prospectus references several agreements or amendments thereto pursuant to which shares to be resold, or securities exercisable or convertible into shares to be resold, were issued. However, there are no such agreements listed on your exhibit index. Please revise to file these agreements as exhibits to the registration statement, or if they have been previously filed, properly incorporate them by reference to prior filings that you identify. See
   Item 601(b) of Regulation S-K.

   All agreements and amendments referenced in the description of transactions involving shares being registered in our Form S-3 were previously filed as exhibits to Form 8-K's except for the shares issued in the third transaction (800,000 shares issued to Tenix Holding, Inc.). We have revised our Form S-3 to include the amended agreement described in the third transaction as an Exhibit to our Form S-3 and have indicated that the original agreement was included in a previously filed Form 8-K and that the transaction was disclosed in Note L - Subsequent Events of our Form 10-QSB for the quarter ended December 31, 2007. With regard to the agreements for the other transactions, we disclosed in our Form S-3 filed on March 3, 2008, in the section titled "Issuance of Securities to Selling Shareholders" that the agreements or amendments involved in the transactions have been filed as exhibits to previously filed Form 8-K's and indicated the date when each Form 8-K was filed.

   We have revised Item 16 - Exhibits and our "Information Incorporated By Reference" section to properly incorporate by reference the exhibits from these prior filings.

Selling Stockholders

3. Identify the natural person or persons who have voting or investment control over the shares being registered for resale by Berry-Shino Securities, Inc. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available telephone interpretation manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual.

   Through the insertion of an additional footnote (16) and updating the numbering of subsequent footnotes to the Selling Stockholder table of our Form S-3, we have disclosed the natural person who has voting or investment control over the shares being registered for resale by Berry-Shino Securities, Inc.

Incorporation by Reference

4. Please ensure that you specifically incorporate by reference all filings required by Item 12 of Form S-3. In this regard, we note that it appears that you should incorporate by reference the current reports on Form 8-K filed by the company on September 21, 2007, August 15, 2007, and July 27, 2007.

   We have updated our Incorporation by Reference section to comply with Item 12 of Form S-3.

Form 10-KSB for the fiscal year ended June 30, 2006

Item 8A.  Controls and Procedures

5. We note the following disclosure regarding management's evaluation of your disclosure controls and procedures: "Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that those disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time period specified in the Commission's rules and forms." These effectiveness conclusions are stated in terms that are more limited in scope than the definition of "disclosure controls and procedures" as defined in Exchange Act Rule 13a-15(e). In your response letter, please tell us whether the effectiveness conclusions of the CEO and CFO were made with respect to the company's controls and procedures as that term is defined in Rule 13a-15. In future reports, please ensure conclusions concerning the effectiveness of disclosure controls and procedures are expressed in a manner that conforms to the scope of disclosure controls and procedures, as expressed in the referenced regulation.

   The effectiveness conclusions of the CEO and CFO were made with respect to the company's controls and procedures as defined in Rule 13a-15. In future filings we will ensure that the conclusion concerning the effectiveness of disclosure controls and procedures is expressed to include the following:
   "...and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure."

6. We note also your disclosure that, "[T]here has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting." The period covered by this disclosure is over-inclusive. Item 308(c)of Regulation S-K requires that you disclose in your annual report any changes to your internal controls over financial reporting during the fiscal fourth quarter covered by such report that materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Please confirm that you take this comment into consideration in preparing your future Item 308(c) disclosure.

   We will revise future annual reports to conform to the requirements as defined in Item 308(c) of Regulation S-K.


If you have any questions, please contact John Carlson directly at (480) 505-4869 or Adele Mackintosh directly at (480) 505-4857.

Sincerely,


/s/ John A. Carlson                            /s/ Adele L. Mackintosh
John A. Carlson                                Adele Mackintosh
Executive VP and CFO                           Corporate Secretary